Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone (202) 822-9611 Fax (202) 822-0140 www.stradley.com

Michael W. Mundt

mmundt@stradley.com

(202) 419-8403

Admitted in Virginia

January 16, 2014

Filed Via EDGAR (CIK #0001581539)
Valerie J. Lithotomos, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Horizons ETF Trust (the “Trust”) (File Nos. 333-192751, 811-22918)

Dear Ms. Lithotomos:

On behalf of the above-referenced Trust, submitted herewith via the EDGAR system, please find the Trust’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via email to J. Stephen Feinour, Jr., Esquire, on January 8, 2014 with regard to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), filed with the Commission on December 10, 2013 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), in order to register the Horizons China High Dividend Yield ETF, Horizons KOSPI 200 ETF (to be renamed “Horizons Korea KOSPI 200 ETF”) and Horizons S&P/TSX 60TM ETF (to be renamed “Horizons Canada S&P/TSX 60TM ETF”) series of shares of the Trust (each a “Fund” and, collectively, the “Funds”).  Each comment from the Staff is reproduced below, followed by the Trust’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

PROSPECTUS COMMENTS:

General:

1.           Comment:  Please confirm to the Staff in your response letter that the disclosure in the Registration Statement is consistent with the Trust’s exemptive application, filed in order to operate as an exchange traded fund (“ETF”).

U.S. Securities and Exchange Commission
January 16, 2014

               Response:  The Trust confirms that the disclosure in the Registration Statement is consistent with the exemptive relief granted by the Commission allowing each Fund to operate as an index-based ETF (see Release Nos. IC-30803 (notice) and IC-30833 (order)).

2.           Comment:  Investment Objectives - In your response, explain the reason for the qualification “generally” in the Funds’ investment objectives.

Response:  The Funds’ utilize the term “generally” in the Funds’ investment objectives because, while the Funds generally use a replication methodology, the Funds may from time-to-time utilize a sampling methodology under various circumstances where it may not be possible or practicable to purchase all of the equity securities of the respective Underlying Index.  As a result, a Fund may not hold all of the securities in the respective Underlying Index, and in such instances, the investment results of the Fund, before fees and expenses, may not match or achieve a high degree of correlation with the return of the respective Underlying Index.  This risk is appropriately disclosed in the prospectus.

3.           Comment:  Fees and Expenses of the Funds - Please confirm that there is no expense reduction/reimbursement contract or recoupments in place.

Response:  The Trust confirms that there are no expense reduction/reimbursement contracts or recoupments in place for the Funds.

4.           Comment:  Portfolio Manager - Please add the date the portfolio managers began managing the investments of the Funds.

Response:  As requested, the first sentence under “Portfolio Manager” in the Summary section of the prospectus for each Fund has been revised as follows:

Horizons China High Dividend Yield ETF and Horizons Korea KOSPI 200 ETF:

Laura Lui, Portfolio Manager at Mirae Asset Global Investments (Hong Kong) Ltd., has served as the Portfolio Manager of the Fund since its inception in 2014.

Horizons Canada S&P/TSX 60TM ETF:

Steven Hawkins, Portfolio Manager at Horizons ETFs Management (USA) LLC, has served as the Portfolio Manager of the Fund since its inception in 2014.

5.           Comment:  The Funds will “generally invest at least 80%” of their net assets in certain securities.  We note that the Rule 35d-1 adopting release states that the 80% rule is not a safe harbor and we expect that an index fund to invest more than 80% of its assets in the securities included in the index.  Please confirm that the Funds will comply with the requirements of Rule 35d-1.

Response:  In response to your comment, disclosure under “Principal Investment Strategies” in the Summary section of the prospectus for each Fund has been revised as follows:

U.S. Securities and Exchange Commission
January 16, 2014

Under normal circumstances, the Fund will invest at least 80% of its net assets in the securities of the Underlying Index and in depositary receipts representing securities in the Underlying Index.

The Trust confirms that the Funds comply with the requirements of Rule 35d-1 under the 1940 Act.

Horizons China High Dividend Yield ETF:

6.           Comment:  Principal Investment Strategies (page 2) - The Underlying Index constitutes securities comprised of all stocks and real estate investment trusts.  Please disclose the credit quality of the securities.  If applicable, add a risk regarding credit quality in the Principal Risks section.  This comment applies to all of the Funds.

Response:  In response to your comment, the “Issuer-Specific Changes Risk” disclosure under “Principal Risks” in the Summary section of the prospectus for each Fund has been revised as follows:

Issuer-Specific Changes Risk. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. Changes in the financial condition or credit rating of an issuer of a security may cause the value of the security to decline. Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

In addition, the “Issuer-Specific Changes Risk” disclosure under “Additional Principal Risk Information—Principal Risks” in the prospectus has been revised as follows:

Issuer-Specific Changes Risk. Changes in the financial condition or credit rating of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect a security’s or instrument’s value. The values of securities of smaller, less well-known issuers can be more volatile than those of larger issuers. Issuer-specific events can have a negative impact on the value of a Fund.

As the Funds primarily invest in equity securities and credit quality ratings are not applicable to such securities, the Trust does not believe that prospectus disclosure regarding the credit quality of the securities is needed or appropriate.

7.           Comment:  On page 3, it states in the first paragraph that the Fund may invest the remainder of its assets in “other securities.”  Please define this term.

Response:  In response to your comment, disclosure under “Principal Investment Strategies” in the Summary section of the prospectus for each Fund has been revised as follows:

Horizons China High Dividend Yield ETF:

U.S. Securities and Exchange Commission
January 16, 2014

The Fund may invest the remainder of its assets in securities or instruments not in the Underlying Index or representing securities in the Underlying Index, including securities that the Adviser believes will help the Fund track the Underlying Index, as well as cash and cash equivalents.

Horizons Korea KOSPI 200 ETF and Horizons Canada S&P/TSX 60TM ETF:

The Fund may invest the remainder of its assets in securities or instruments not in the Underlying Index or representing securities in the Underlying Index, including securities that the Adviser believes will help the Fund track the Underlying Index, such as index futures contracts, as well as cash and cash equivalents.

8.           Comment:  Principal Risks (page 3) - A principal risk is “Medium Capitalization Company Risk.”  Please clarify whether and disclose, if appropriate, small and/or large capitalization risks should be added.

Response:  In response to your comment, the following risk disclosure has been added under “Principal Risks” in the Summary section of the prospectus for each Fund:

Large Capitalization Company Risk. Returns on investments in securities of large companies could trail the returns on investments in securities of small- and mid-sized companies.

In addition, the following risk disclosure has been added under “Additional Principal Risk Information—Principal Risks” in the prospectus for each Fund:

Large Capitalization Company Risk. Returns on investments in securities of large companies could trail the returns on investments in securities of small- and mid-sized companies.  Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors.

Under normal circumstances, the Horizons China High Dividend Yield ETF does not expect to invest in the securities of small capitalization companies.  Therefore, small capitalization company risk disclosure has not been added to the prospectus with respect to the Horizons China High Dividend Yield ETF.

Horizons Korea KOSPI 200 ETF:

9.           Comment:  Principal Investment Strategies (page 8) - The Fund invests in the securities of the Underlying Index, which includes the universe of common stocks listed on the Korea Stock Market.  The third paragraph states that common stocks of the KOSDAQ Market are “excluded from this universe.”  Please consider describing what securities are excluded in a more succinct manner.  This comment applies to all Funds.

U.S. Securities and Exchange Commission
January 16, 2014

                Response:  In response to your comment, the third sentences under “Principal Investment Strategies” in the Summary section of the prospectus for the Horizons Korea KOSPI 200 ETF is revised as follows:

All common stocks listed on the Korea Stock Market are included in the universe of the Underlying Index, excluding common stocks listed on the KOSDAQ Market, administrative issues, issues of liquidation sale, real estate investment funds, ship investment funds and issues that have not passed one year since their initial listing.

10.           Comment:  Principal Investment Strategies (page 8) - The Fund may invest in index futures contracts.  Please disclose whether this will be a principal investment strategy.

Response:  The Trust confirms that the Horizons Korea KOSPI 200 ETF may invest in index futures contracts as part of its principal investment strategies.  Accordingly, disclosure regarding the Horizons Korea KOSPI 200 ETF’s investment in index futures contracts has been included under “Principal Investment Strategies” and “Principal Risks” in the Summary section of the prospectus for the Horizons Korea KOSPI 200 ETF.

11.           Comment:  Principal Risks (page 9) - The principal risks include small- and mid-sized company risk.  Please clarify whether large capitalization company risk is also a risk.

Response:  In response to your comment, large capitalization company risk disclosure has been added under “Principal Risks” in the Summary section of the prospectus and under “Additional Principal Risk Information—Principal Risks” in the prospectus for each Fund (see the Trust’s response to question 8 above).

Horizons Canada S&P/TSX 60TM ETF:

12.           Comment:  Principal Investment Strategies (page 13) - The Fund invests in an Underlying Index which is comprised of 60 of the largest (by market capitalization) and most liquid securities listed on the Toronto Stock Exchange.  The second paragraph states that the S&P Dow Jones Indices LLC evaluates issuer capitalization, liquidity and fundamentals.  Please disclose what is meant by “fundamentals.”

Response:  In response to your comment, the second paragraph under “Principal Investment Strategies” in the Summary section of the prospectus for the Horizons Canada S&P/TSX 60TM ETF is deleted in its entirety and replaced with the following:

The S&P/TSX Composite Index is comprised of securities listed on the Toronto Stock Exchange.  The Underlying Index is a subset of the S&P/TSX Composite Index and is comprised of 60 of the larger (by float market capitalization) and more liquid securities of the S&P/TSX Composite Index, as determined by S&P Dow Jones Indices LLC with a view towards achieving sector weights that are reflective of the GICS sector weights in the S&P/TSX Composite Index.  The Underlying Index is a free-float, market capitalization-weighted index rebalanced on an as-needed basis in order to minimize turnover.  The Underlying Index is designed to represent leading Canadian

U.S. Securities and Exchange Commission
January 16, 2014

companies in leading industries and addresses the large-cap market segment of the Canadian equity market.  Only securities of companies that are incorporated or organized under Canadian federal, provincial or territorial jurisdictions are eligible for inclusion in the Underlying Index.  S&P Dow Jones Indices LLC has full discretion to determine whether a company is Canadian for the purpose of determining the constituents of the Underlying Index.

13.           Comment:  The second paragraph of this section states that the securities are listed on the Toronto Stock Exchange.  Please disclose whether the Toronto Stock Exchange only lists Canadian companies.

Response:  In response to your comment, disclosure has been added under “Principal Investment Strategies” in the Summary section of the prospectus for the Horizons Canada S&P/TSX 60TM ETF (see the Trust’s response to question 12 above).

Summary Information about Purchasing and Selling Shares:

14.           Comment:  Index/Trademark Licenses/Disclaimers (pages 17 to 20) - This section contains numerous, lengthy and complicated disclaimers.  Please inform the Staff why this section is necessary and how the average investor would benefit from and understand them.  Also, please consider moving this discussion to a latter part of the prospectus, after the strategy and risk disclosure required by Item 9 of Form N-1A.

Response:  The Trust is required to include the above-referenced disclosure in the prospectus pursuant to the index licensing agreements with the Underlying Index providers.  This disclosure provides shareholders with information regarding the disclaiming of liability by the index providers with respect to the Funds’ use of the Underlying Indices.  As requested, the above-referenced disclosure has been moved to after the “Information Regarding the Underlying Indices” section of the prospectus.

15.           Comment:  The last paragraph of this section states that “(s)pecific criteria related to the individual Underlying Indices are applied to the Underlying Index universes.”  Please clarify this statement.

Response:  The above-cited sentence has been removed from the prospectus.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”) COMMENTS:

16.           Comment:  General Information about the Trust (page 1) - Please change “multiple investment series” in the first sentence of the first paragraph to “three investment series.”

Response:  The disclosure has been revised as requested.

17.           Comment:  Lending Portfolio Securities (page 6) - Add disclosure about the risks associated with reinvesting cash collateral, if that will be the principal part of the Funds’ securities lending activities.

U.S. Securities and Exchange Commission
January 16, 2014

                Response:  As requested, the following disclosure has been at the end of the “Description of Permitted Investments—Lending Portfolio Securities” section of the SAI:

Investing cash collateral subjects a Fund to greater market risk, including losses on the collateral and, should the Fund need to look to the collateral in the event of the borrower’s default, losses on the loan secured by that collateral.

18.           Comment:  Conflicts of Interest (page 31) - This section of the SAI describes cases where conflicts may arise between the Funds due to a Portfolio Manager being responsible for multiple accounts, including the Funds.  Please add risk disclosure, where appropriate.

Response:  In response to your comment, the seventh sentence under the “The Portfolio Managers—Conflicts of Interest” section of the SAI has been revised as follows:

The Portfolio Manager may be responsible for accounts that have different advisory fee schedules, such as performance-based fees, which may create an incentive for the Portfolio Manager to favor one account over another in terms of access to investment opportunities or the allocation of the Portfolio Manager’s time and resources.

The Trust confirms that the disclosure under “The Portfolio Managers—Conflicts of Interest” section of the SAI, as revised, complies with the requirements of Item 20(a)(4) of Form N-1A.

19.           Comment:  If you intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response:  The Trust does not intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act.

U.S. Securities and Exchange Commission
January 16, 2014

Please do not hesitate to contact me at the above number or, in my absence, J. Stephen Feinour, Jr. at (215) 564-8521, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Michael W. Mundt
Michael W. Mundt, Esquire
Admitted in Virginia

cc:  Andrew J. Nathanson, Esquire
       Fabio Battaglia, III, Esquire
       J. Stephen Feinour, Jr., Esquire